UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Delect Technologies, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Maryland

Date of organization
September 24, 2015

Physical address of issuer
1500 1st Ave North, #63, Birmingham, AL 35203

Website of issuer
http://delect.co

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January, 5 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (December 31, 2016)	Prior fiscal year-end (December 31, 2015)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$4,132	$0
Long-term Debt	$0	$0
Revenues/Sales	$3,759	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,132	-$1,200

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 26, 2017

Delect Technologies, LLC

Up to $1,070,000 of Crowd Notes

Delect Technologies, LLC (“Delect”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 05, 2017. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by January 05, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 05, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on http://delect.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/delect.technologies/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Delect Technologies, LLC (the "Company") is a Maryland Limited Liability Company, formed on September 24, 2015. The Company is currently also conducting business under the name of Delect. The Company plans to reorganize as a corporation in 2018, and may be subject to further reorganizations in the future.

The Company is located at 1500 1st Ave North, #63, Birmingham, AL 35203.

The Company's website is http://delect.co.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/delect.technologies/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Purchase price per Security	$500
Minimum investment amount per investor	$500
Offering deadline	January 05, 2017

Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We anticipate converting from a limited liability company to a C-Corporation in 2018. The Company expects to convert its corporate form from limited liability company to C-Corporation in the future. As such, it is anticipated that the securities of the Company following such conversion would be converted to or replaced with stock from the C-Corporation. It is possible that, as a result of such company and security conversions, the ownership and voting interests, accounting, and tax expectations, rights and responsibilities of the Company and the holders of such securities may be materially modified. At this time, this anticipated corporate conversion has not been approved by the members or the board of directors.

While the Company has achieved sales traction since their March 2017 product launch, they have a relatively new operating history and limited revenue visibility. The Company's success is dependent on restaurant adoption of its new POS system and replacing legacy ones, as well as consumer adoption of the app to make reservations and payments and their receptivity of marketing from this channel. Novelty of the product can cause slower customer adoption, which can further delay scaling into larger deployments and making restaurant level sales, which typically have long sales cycles.

The Company's business and operations are also sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, cyber-attacks, negative press, or competition from other larger brands. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has approximately $800 in cash remaining as of October 26, 2017. The Company believes that it is able to continue extracting cash from sales to extend its runway. However, the Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise.

The Company faces competition from other companies in the POS systems space. Existing companies that engage in the POS system business could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or

to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

We may not be successful in obtaining any issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. The Company currently has no issued patents. We have filed one provisional patent applications for Delect for Restaurants POS and Delect mobile app. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Because our current restaurants are in a single area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our restaurants located in Alabama. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $3 million valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Purchasers vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from

yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Delect provides iPad point-of-sale systems (POS) that enable restaurants to manage marketing, operations, enable mobile payments; accept orders to go, for delivery, and in-house dining; manage customers; accept reservations; and run marketing campaigns directly to consumers. Delect provides a mobile app that allows consumers to keep track of rewards, loyalty points, and make cashless payments at restaurants, bars, and coffee shops.

Business Plan
Consumers' changing dining and paying behaviors demand pay at the table. Restaurants have outdated point of sale systems that can no longer keep up with consumer dining behavior or enable mobile payments. Delect is building an iPad point-of-sale system (POS) that enables restaurants to manage marketing, operations, and enable mobile payments. In the age of rapid information and shifting consumer behaviors toward mobile and electronic transactions, Delect believes that restaurants need to be at the forefront and connect with consumers through direct notifications, rewards, and mobile payments to increase profit. By building elegant and intuitive user apps, Delect aims to better connect restaurants directly to consumers and improve the interaction between the two.

The Company's Products and/or Services

Product / Service	Description	Current Market
Delect for Restaurants	An iPad point-of-sale system (POS) that enables restaurants to manage marketing, operations, and enable mobile payments.	Restaurants
Delect Mobile App	A mobile app that allows consumers to keep track of rewards, loyalty points, and make cashless payments at restaurants, bars, and coffee shops.	Individual consumers

The value proposition for restaurants:

- Delect is developing an attractive alternative to legacy point-of-sale systems and eliminates the use of 4 to 6 different systems to run restaurant operations.
- One POS system for restaurants to run marketing, operations, enable mobile payments, reservations, orders to go and delivery.
- Delect enables restaurants to engage customers from one single cloud and mobile platform, without upfront custom hardware set up costs.
- User data that can be used to reach users on mobile phones.
- Marketing tied to customer preferences that restaurants can control. Restaurants can measure ROI on specific customer targets.
- Revenue increase from taking reservations more effectively

The value proposition for consumers:

- Make cashless payments at restaurants, bars, and coffee shops.
- Track and redeem rewards and loyalty points to all restaurant locations in one app.

- Find restaurants and make reservations.

Delect for Restaurants tracks and presents consumer eating preferences from previous and all restaurant visits. Restaurant specific rewards and loyalty credits are automatically tied to user accounts. Delect syncs with user phone after check-in and processes transactions instantly after orders are confirmed and users tap PAY. At the end of a meal, users can essentially see their total owed and pay with the tap of a button. The Company's AI sends direct notifications to consumers based on location, time of day, and eating preferences. For consumer protection, AI is limited to two notifications maximum per week per user. Delect presents staff rating and consumer feedback in dashboard reports to restaurant management.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are restaurants and individual consumers.

Intellectual Property
The Company has filed a provisional patent application for Delect for Restaurants POS and Delect mobile app. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Minimum Amount of $25,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $13,875. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	Amount if Minimum Raised
General and Administrative	32%	$4,440
Marketing	11%	$1,526
Sales	19%	$2,636
Product Development	38%	$5,273
Total	**100%**	**$13,875**

If we raise the Maximum Amount of $1,070,000, the net proceeds of this offering to the issuer will be approximately $980,500. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	Amount if

		Minimum Raised
General and Administrative	32%	$313,760
Marketing	11%	$107,855
Sales	19%	$186,295
Product Development	38%	$372,590
Total	**100%**	**$980,500**

The above tables of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

MANAGERS AND OFFICERS

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name
Serge Amouzou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Co-Founder and CEO, May 2015 - Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

- Project Manager, National Institutes of Health, January 2015 – May 2015

Prior to Delect, Serge served as a founding partner of Vermeille Brand, a clothing company he launched in the US and Germany, where he worked to design European influenced clothing for men with a former Hugo Boss designer. At Vermeille Brand, Serge worked to deliver merchandize to US and European markets and helped the company achieve 75% in sales in its first month of launch. Prior to Vermeille Brand, Serge founded SDA DESIGNS, a web development and marketing firm in high school, a company he ran for 5 years, well into college before partnering with an IT company to expand its services in 2014. Serge is featured as a Rising Star of Tech and Innovation in the Birmingham Business Journal.

Name
Jeremy Feldman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Co-Founder, May 2015 – Present
- Contract CTO, Full Stack Systems Architect, April 2016 - Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates
- Technical Consultant, iOS Engineer, Capital One, September 2016 – Present
- Founder, SleeveTek, January 2016 – Present
- Technical Consultant, Ranchosantana.com, July 2015 - Present

Jeremy Feldman is a former Bosch engineer, technologist, and entrepreneur. Prior to Delect, Jeremy designed hardware/software systems funded by NASA, Army, NIST, and NSF, and served as CTO for daocloud.com, a social wellness network he help grow 80k+ in revenue and 250k+ in funding. Prior to daocloud.com, Jeremy developed an open-source machine learning platform, and a wearable point of sale system for iOS and Apple Watch. Jeremy earned a B.S. in Electrical Engineering and a M.S. in Systems Engineering from the University of Maryland, College Park.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Alabama, including the CEO.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	6,000,000
Voting Rights	Class A Units shall have the right to vote or consent on matters that come before the voting members of the Company (the "Members").
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of Class A Units vote on all matters that come before the Members and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	60%
Other Material Terms	Decisions that are deemed to require a majority of members only refers to Class A Members owning more than 50% of the Class A Units. The Company shall be managed by a board consisting of one or more Directors elected by the Class A

	Members.

Type of security	Class B Units
Amount outstanding	4,000,000
Voting Rights	Class B Units shall not have the right to vote or consent on matters that come before the Members.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	40%
Other Material Terms	Class B Members, having no right to vote, shall not be included in any reference to "Required Majority of Members" or "Members" in respect of matter requiring or permitting any vote, approval or consent of Members.

Type of security	Convertible Notes
Amount outstanding	$50,000
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Not Applicable

Ownership
A majority of the Company is owned by a few individuals. These people are Serge Amouzou and Jeremy Feldman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering
Serge Amouzou	4,000,000 Class A Units	66.7%
Jeremy Feldman	2,000,000 Class A Units	33.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company incurred net operating expenses of $7,891 and $900 for the years ended December 31, 2016 and 2015, respectively. In 2016, the Company generated $3,759 revenue to offset the operating expenses, resulting in a net loss of $4,132. In 2015, the Company generated no revenue to offset the operating expenses and incurred organizational costs of $300, resulting in a net loss of $1,200.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Maryland. For the years ended December 31, 2016 and 2015, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns.
The Company’s 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company’s 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.
The Company’s 2015 Maryland tax filing will be subject to review by that State until 2019. The Company’s 2016 Maryland tax filing will be subject to review by that State until 2020.

Liquidity and Capital Resources
The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings. The Company’s ability to continue as a going concern, or achieve management’s other objectives may be dependent on the outcome of the offering, or on management’s other efforts to raise operating capital.

Delect has approximately $800 in cash remaining as of October 26, 2017, with a burn rate of $85/month. Although we believe that we will be able to continue extracting cash from sales to extend our runway. However, the Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor’s stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors

typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities since inception:

Velocity Accelerator has invested $50,000 for 6% of the company in our previous round. There is $50,000 outstanding on our convertible note.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of Preferred Stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Purchasers vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: N/A

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Serge Amouzou
(Signature)

Serge Amouzou
(Name)

Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Serge Amouzou
(Signature)

Serge Amouzou
(Name)

Co-Founder and CEO
(Title)

October 26, 2017
(Date)

/s/Jeremy Feldman
(Signature)

Jeremy Feldman
(Name)

Co-Founder and CTO
(Title)

October 26, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

DELECT TECHNOLOGIES, LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

September 22, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Delect Technologies, LLC
Potomac, MD

We have reviewed the accompanying balance sheet of Delect Technologies, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 22, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DELECT TECHNOLOGIES, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

LIABILITIES AND MEMBERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 132	$ -
Loan from Member	4,000	-
TOTAL CURRENT LIABILITIES	4,132	-
TOTAL LIABILITIES	4,132	-
MEMBERS' EQUITY		
Contributed Capital	1,200	1,200
Retained Earnings (Deficit)	(5,332)	(1,200)
TOTAL MEMBERS' EQUITY	(4,132)	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

DELECT TECHNOLOGIES, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Sales	$ 3,759	$ -
Operating Expense		
General & Adminstrative	2,792	-
Professional Fees	2,330	-
Meals and Entertainment	1,690	-
Rent	753	900
Travel	326	-
	7,891	900
Net Income from Operations	(4,132)	(900)
Other Income (Expense)		
Organizational Costs	-	(300)
Net Income	$ (4,132)	$ (1,200)

DELECT TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (4,132)	$ (1,200)
Change in Accounts Payable	132	-
Net Cash Flows From Operating Activities	(4,000)	(1,200)
Cash Flows From Financing Activities		
Change in Contributed Capital	-	1,200
Change in Loan from Member	4,000	-
Net Cash Flows From Investing Activities	4,000	1,200
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Delect Technologies, LLC ("the Company") is a limited liability company organized under the laws of the State of Maryland. As such, members are limited in liability to their contributions of equity in the Company. The Company provides iPad point-of-sale systems (POS) that enable restaurants to manage marketing and operations. This point-of-sale system enables mobile payments, accepts reservations, and helps manage orders while marketing directly to consumers on their mobile phone based on their eating preferences. Delect provides a mobile app that allows consumers to keep track of their rewards and loyalty points while allowing them to make cashless payments at restaurants, bars, and coffee shops.

The Company plans to reorganize as a Corporation at the beginning of 2018.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2017. The Company's ability to continue as a going concern, or achieve management's other objectives may be dependent on the outcome of the offering, or on management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Maryland. For the years ended December 31, 2016 and 2015, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns.

The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company's 2015 Maryland tax filing will be subject to review by that State until 2019. The Company's 2016 Maryland tax filing will be subject to review by that State until 2020.

NOTE C- RELATED PARTY TRANSACTIONS

In 2016, the Company received a loan of $4,000 from a Member. Subsequent to December 31, 2016, this loan has been repaid.

NOTE D- EQUITY

Ownership Interests are separated by two classes:

- Class A, which consists of 6,000,000 units of interest, and
- Class B, which consists of 4,000,000 units of interest

Class A Members are entitled to vote and to provide consent (written and otherwise) on matters that come before Members. Decisions that are deemed to require a majority of members only refers to Class A Members owning more than 50% of the Class A Units. Class B Members, having no right to vote, shall not be included in any reference to "Required Majority of Members" or "Members" in respect of matter requiring or permitting any vote, approval or consent of Members. The Company shall be managed by a board consisting of one or more Directors elected by the Class A Members.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 22, 2017, the date that the financial statements were available to be issued.

EXHIBIT C

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Delect Technologies

Point-of-sale system and mobile app that connects restaurants directly to consumers. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Est. Global MPOS Market Size By 2017

$4.21B

Est. MPOS CARGR From 2017 To 2025

35.40%

- Four beta restaurant clients and one LOI received since launch in March 2017.
- $9.9K of transaction volume; 314 active consumer users.
- One of ten startups accepted in the inaugural class of Velocity Accelerator's 12-week program focused on mentorship and go to market growth.
- Provisional patent application filed on systems and methods for service and billing

- Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

"Delect has allowed us to offer mobile payments and rewards to our customers and personalize our interactions with them." Bob Creel, General Manager, Serendipity

Restaurants have outdated point of sale systems that can no longer keep up with consumer dining behavior or enable mobile payments. Delect is building an iPad point-of-sale system (POS) and app that enables restaurants to manage marketing, operations, and enable mobile payments.

In the age of rapid information and shifting consumer behaviors toward mobile and electronic transactions, Delect believes that restaurants need to be at the forefront and connect with consumers through direct notifications, rewards, and mobile payments to increase profit.

By building elegant and intuitive user apps, Delect aims to better connect restaurants directly to consumers and improve the interaction between the two.

Delect offers an attractive alternative to legacy point-of-sale systems and eliminates the use of 4 to 6 different systems to run restaurant operations.

Product & Service

Delect for Restaurants

An iPad point-of-sale system (POS) that enables restaurants to manage marketing, operations, and enable mobile payments.

The value proposition for restaurants are:

- Delect offers an attractive alternative to legacy point-of-sale systems and eliminates the use of 4 to 6 different systems to run restaurant operations.
- One POS system for restaurants to run marketing, operations, enable mobile payments, reservations, orders to go and delivery.
- Delect enables restaurants to engage customers from one single cloud and mobile platform, without upfront custom hardware set up costs.
- User data that can be used to reach users on mobile phones.
- Marketing tied to customer preferences that restaurants can control. Restaurants can measure ROI on specific customer targets.
- Revenue increase from taking reservations more effectively

Features:

- Automatic guest management: Delect for Restaurants tracks and presents consumer eating preferences from previous and all restaurant visits.
- Integrated universal rewards and loyalty: Restaurant specific rewards and loyalty credits are automatically tied to user accounts.
- Mobile payments: Delect syncs with user phone after check-in and processes transactions instantly after orders are confirmed and users tap PAY. At the end of a meal, users can essentially see their total owed and pay with the tap of a button.
- AI driven direct marketing to customers via email/notifications: Our AI sends direct notifications to consumers based on location, time of day, and eating preferences. For consumer protection, AI is limited to two notifications maximum per week per user.
- Staff performance tracking: Delect presents staff rating and consumer feedback in dashboard reports to restaurant management.

Delect Mobile App

A mobile app that allows consumers to keep track of rewards, loyalty points, and make cashless payments at restaurants, bars, and coffee shops.

The value proposition for consumers:

- Make cashless payments at restaurants, bars, and coffee shops
- Rewards: Consumers are able to track and redeem rewards and loyalty points to all restaurant locations in one app
- Find restaurants and make reservations

Gallery




Technically Philly
AL.COM
ALABAMA NEWSCENTER
PHOENIX Business Journal





Pachy Torresola
COO

Pachy Torresola is the former CIO of Valenti Management, owner of Chili's and Wendy's in the US south east region. Pachy has more than 25 years of experience building POSs for restaurants like Chili's and Cheesecake Factory and was involved in the early POS that McDonalds still uses today.



Jeremy Feldman
CO-FOUNDER AND CTO

Jeremy Feldman is a former Bosch engineer, technologist, and entrepreneur. Prior to Delect, Jeremy designed hardware/software systems funded by NASA, Army, NIST, and NSF, and served as CTO for daocloud.com, a social wellness network he help grow 80k+ in revenue and 250k+ in funding.

Prior to daocloud.com, Jeremy developed an open-source machine learning platform, and a wearable point of sale system for iOS and Apple Watch.

Jeremy earned a B.S. in Electrical Engineering and a M.S. in Systems Engineering from the University of Maryland, College Park.

Key Team Members



Neil Kempin
Full Stack Engineer

AP

Anuj Pareek
iOS Engineer

Notable Advisors & Investors

Velocity Accelerator
Investor, Invests in high growth SaaS, B2B, consumer, and mobile app/software.



Tony Marciante
Advisor, Chef, author, 27-year restaurateur

Q&A with the Founder

Q: What's different between this system versus other restaurant/hospitality apps?
Delect Technologies: Some of the competitors include OpenTable and Reserve. The difference between the legacy ones and newer startups is that with our POS, restaurants can do personalized marketing with app notifications and via email (they obtain customer data based on geo location and when/what they ate i.e. preferences like vegetarian, GF, etc.) and simultaneously, they can run all operations through our system. A big advantage is the reach to customers directly on their phone, measure/control specific customer targets, enable customer payments, and replace multiple apps that they currently need to use to run payments, reservations, marketing, operations management, etc. Restaurants don't want to use 5 different dashboards to run the business, rather they

can just use one via Delect.

Q: What are exit expectations?

Delect Technologies: Our exit expectations are two fold - Acquisition by companies like OpenTable, Revel Systems, Square or Oracle (Oracle because of their interest in hospitality. Recent acquisition is MICROS). Further, we believe an IPO is possible because of the market trend. The first wave of restaurant technology in the early days is MICROS, which went went IPO in 1981. The second wave of restaurant technology involves OpenTable and Square. OpenTable was founded in 1998 and went IPO in 2009. Square was founded in 2009 and went IPO in 2015. We believe the third wave of restaurant technology such as Delect is also IPO probable. The total POS market is $37 billion. We believe the addressable market for Delect, if everything is done right, is $750 million.

Q: What is the status on the former CIO of Valenti Management joining the team?

Delect Technologies: He has joined the team as our COO to lead the development of our full system POS. We believe he can help us get to the next level, because not only was he the CIO of the Valenti Management, which owns and operates 119 Wendy's, he has more than 25 years of experience building POSs for restaurants like Chili's and Cheesecake Factory as well, and is very well connected in the industry.

Q: How many restaurants are using Delect now and how much are they paying?

Delect Technologies: We have four beta restaurants, one paid $1,188/year, two are paying $150/month, the last one is paying less than the others as we use it as a continual test bed for us. We also have a 2.9% fee plus $0.30 on each transaction.

Q: Where are you on the product roadmap?

Delect Technologies: Our next phase is to continue to figure out how we can intrinsically replace legacy systems more efficiently. We have mobile payments now. With our consumer app, consumers check-in when they arrive at a restaurant, place orders on the app, and make payments with a default tip percentage via the app. The restaurants can see who is frequenting their location. At completion, we will have a system that can also process credit cards and cash.

Q: What are the $9K+ of transactions processed to date?

Delect Technologies: Customers are paying bill stubs on their phones and we get per transaction fees which are spread out as average monthly dollar amounts on the historical model.

Q: How do you plan to scale to 6-10 new restaurants in the near term?

Delect Technologies: We received a LOI from one more restaurant in August. We are on track to achieving 6-10 restaurant in a near term. The challenges is that while restaurants want Delect, they would rather wait for us to come in when we can fully replace their systems. There are ones that are confirmed, but want us to completely replace their solution. Thus, we are seeing a delay as we work on a full system (the time frame is 6-8 months for the credit card/cash processing payments system). We are looking to get into 24 restaurants in 2018 as we plan on acquiring early adopters that can tolerate having two systems running at the same time, until we get to the full system in 6-8 months.

Q: What happened to operating expenses since May 2017?

Delect Technologies: We only spend $85 monthly on OPEX because all tech expenses are currently covered by Azure credits and accelerator credits. Therefore, we don't pay anything for hosting which is our main OPEX. We also don't take salaries. Our largest expense was $25K in January 2017, which allowed us to move to Birmingham with our team and set up with our accelerator. We have had the same team since the beginning of company, but compensation has changed due to inability to pay salaries. By the new year after we close this round, we would like to start paying the team salary.

Q: What about your costs related to each transaction?

Delect Technologies: We do not need to pay Stripe until we have hit over $20K in transaction volume. After that, our restaurants transaction fees will cover the Stripe cost.

Q: What is current FT/PT headcount? What is CTO Jeremy's working status? I see that he is involved in 2 other companies currently.

Delect Technologies: Jeremy is working 80% of his time on Delect, about 20% doing some contract work (Capital One) on the side to have a bit of income coming in. Neil is working 50% on Delect and 50% contract to have a bit of income coming in. Same with Anuj. I'm spending 120% of my time on Delect. The team is fully ready to spend 100% of their time on Delect, if we can pay them a bit.

Q: If you raise less, what is the minimum raise amount needed in this round and why? How many months of runway will that cover?

Delect Technologies: If we raise less, the minimum needed in this round is $300K. We can pay 25% of projected salaries and expenses to drive growth. Although our round size is $1.07M, $500K is expected to last us 12 months.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Product Development
Marketing
Sales
General & Administrative

If Maximum Amount Is Raised


Product Development
Marketing
Sales
General & Administrative

Investor Perks

$5,000 (Bronze)

- Two custom Delect T-shirts
- Name on Delect crowd note investors list featured on Delect website forever

$10,000 (Silver)

- Two custom Delect T-shirts + two travel coffee mugs
- Name on Delect crowd note investors list featured on Delect website forever

$25,000 (Gold)

- Two custom Delect T-shirts + two travel coffee mugs
- Google hangout meet and greet with Delect management team
- Name on Delect crowd note investors list featured on Delect website forever

$50,000 (Goldium)

- Two custom Delect T-shirts + two travel coffee mugs
- Delect product brainstorming session and dinner with Delect management team at a customer restaurant at Delect HQ in Birmingham, Alabama
- Name on Delect crowd note investors list featured on Delect website forever

$100,000 (Platinum)

- Two custom Delect T-shirts + two travel coffee mugs
- Paid airfare to Birmingham, Alabama for a Delect product brainstorming session
- Dinner with Delect management team at a customer restaurant at Delect HQ in Birmingham, Alabama
- Once a year dinner with Delect founder anywhere in continental USA
- Name on Delect crowd note investors list featured on Delect website forever

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Delect Technologies's prior rounds by year.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Risks & Disclosures
Data Room
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Contact SeedInvest


$3500000
$3000000
$2500000
$2000000
$1500000
$1000000
$500000
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $50,000
Close Date	Jan 17, 2017
Security Type	Convertible Note
Valuation Cap	US $833,333

Financial Discussion

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company incurred net operating expenses of $7,891 and $900 for the years ended December 31, 2016 and 2015, respectively. In 2016, the Company generated $3,759 revenue to offset the operating expenses, resulting in a net loss of $4,132. In 2015, the Company generated no revenue to offset the operating expenses and incurred organizational costs of $300, resulting in a net loss of $1,200.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Maryland. For the years ended December 31, 2016 and 2015, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns.

The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company's 2015 Maryland tax filing will be subject to review by that State until 2019. The Company's 2016 Maryland tax filing will be subject to review by that State until 2020.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings. The Company's ability to continue as a going concern, or achieve management's other objectives may be dependent on the outcome of the offering, or on management's other efforts to raise operating capital.

The Company has approximately $800 in cash remaining as of October 26, 2017. The Company believes that it is able to continue extracting cash from sales to extend its runway. However, the Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

The global point-of-sale systems (POS) market is a $42 Billion market. Mobile point-of-sale systems (mPOS) market is $4.2 Billion.

We believe Delect is at the cusp of a meteoric rise in mobile point-of-sale systems, and increased consumer reliance on mobile apps for services.

Delect aims to marry pain points (i.e. crashing POSs, limit on marketing capabilities of current systems) with consumer demand for mobile services, to address market needs in the hospitality industry. "50% of full service restaurants plan to spend more resources on consumer-facing technology such as WiFi, iPads, tablets and smartphone apps," according to FoodTech Connect. This forecasted investment by restaurants reflects a growing mPOS market and enables Delect to meet shifts in restaurant and consumer engagement behavior.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We anticipate converting from a limited liability company to a C-Corporation in 2018. The Company expects to convert its corporate form from limited liability company to C-Corporation in the future. As such, it is anticipated that the securities of the Company following such conversion would be converted to or replaced with stock from the C-Corporation. It is possible that, as a result of such company and security conversions, the ownership and voting interests, accounting, and tax expectations, rights and responsibilities of the Company and the holders of such securities may be materially modified. At this time, this anticipated corporate conversion has not been approved by the members or the board of directors.

While the Company has achieved sales traction since their March 2017 product launch, they have a relatively new operating history and limited revenue visibility. The Company's success is dependent on restaurant adoption of its new POS system and replacing legacy ones, as well as consumer adoption of the app to make reservations and payments and their receptivity of marketing from this channel. Novelty of the product can cause slower customer adoption, which can further delay scaling into larger deployments and making restaurant level sales, which typically have long sales cycles.

The Company's business and operations are also sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, cyber-attacks, negative press, or competition from other larger brands. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has approximately $800 in cash remaining as of October 26, 2017. The Company believes that it is able to continue extracting cash from sales to extend its runway. However, the Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise.

The Company faces competition from other companies in the POS systems space. Existing companies that engage in the POS system business could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact the Company's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

We may not be successful in obtaining any issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. The Company currently has no issued patents. We have filed one provisional patent applications for Delect for Restaurants POS and Delect mobile app. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Because our current restaurants are in a single area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our restaurants located in Alabama. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $3 million valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Purchasers vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

DELECT

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General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Sep 5, 2017	Folder
Product or Service (13 files)	Sep 5, 2017	Folder
Financials (2 files)	Oct 26, 2017	Folder
Fundraising Round (3 files)	Oct 26, 2017	Folder
Investor Agreements (1 file)	Oct 26, 2017	Folder
Miscellaneous (1 file)	Oct 26, 2017	Folder

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EXHIBIT D

Investor Deck

Delect

Point-of-sale system and mobile app that connects restaurants directly to consumers.

Serge Amouzou, Co-founder and CEO
Jeremy Feldman, Co-founder and CTO



Disclaimer

This presentation contains offering materials prepared solely by Delect Technologies, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem

Consumers' changing dining and paying behaviors demand pay at the table.

Restaurants have outdated point of sale systems that can no longer keep up with consumer dining behavior or enable mobile payments.

Solution


RESTAURANT
CHECK IN
RESERVATIONS
TABLES
DELECT
Assign to table
Serge
+5
Time: 7:30pm
Assign to table
Serge
+1
Time: 7:30pm
Assign to table
Serge
+10
Time: 7:30pm
Assign to table
Serge
+3
Time: 7:30pm
Assign to table
Serge
+5
Time: 7:30pm
Assign to table
Serge
+5
Time: 7:30pm
Assign to table
Serge
+1
Time: 7:30pm
Assign to table
Serge
+2
Time: 7:30pm

With Delect:

Consumers
Pay via mobile phones

Restaurants
Connect directly with consumers

Restaurants
Increase revenue by taking reservations more efficently

Product Consumers| Connects to Delect iPad system



Sprint
1:55 PM
DELECT
Guapos Restaurant
301-977-5655
.5 mi
CHECK IN
9811 Washingtonian Blvd
Gaithersburg, MD
Sauf Haus Hall
German
Zaytinya
Mediterranean
Mon Ami Gabi
The Tombs

CHECK-IN



Sprint
1:55 PM
+ DELECTable
Drinks
Pasta
Italian
Salads
Desert
15
Shrimp
DELECTable
Invite your friends to the table and make paying easy for everyone.
Serge Amouzou
XBA321
Share the code with your friends
16
Steak
Onion, silantro, green peppers
Del
Guapo's
DELECTbin 3

INVITE



Sprint
1:55 PM
DELECT
Guapo's Restaurant
Total:
$23.99
Tip
3
5
8
10
PAY
use another card

PAY

Product

Restaurants Engage customers in real-time


RESTAURANT
CHECK IN
RESERVATIONS
TABLES
DELECT
Assign to table
Serge
+5
Time: 7:30pm
Assign to table
Serge
+1
Time: 7:30pm
Assign to table
Serge
+10
Time: 7:30pm
Assign to table
Serge
+5
Time: 7:30pm
Assign to table
Serge
+1
Time: 7:30pm
Guapo's Restaurant
Joseph Herbert
Manager
Dashboard
Sales Report
Payroll
Menu
THIS WEEK...
35
Total Guests
$1230.61
Total Sales
Appetizers
Entrees
Beverage
Alcohol
Desert
July
July 11 - July 17
2017
2016
Date Total Sales Tips Tax Net Sales
July 11, 2016 $4000 $250 $225 $3525
July 12, 2016 $3566 $287 $196 $3083
July 13, 2016 $5463 $765 $281 $4417
July 14, 2016 $4300 $397 $234 $3668
July 15, 2016 $7654 $345 $438 $6870
July 16, 2016 $4232 $98 $248 $3885
July 17, 2016 $4232 $98 $248 $3885
Total $33,447.00 $2,240.00 $1,870.00 $29,333.00
Export to CSV
MacBook Pro
DELECT

- Guest management
- Rewards
- Mobile payments
- Direct marketing to customers via notifications
- Staff performance tracking
- Payroll processing
- Accounting

Full Point-of-Sale System allows restaurants to run operations, including push marketing to consumers based on consumers eating preferences.

Mobile payments and direct marketing are current functionalities; Rewards and staff performance are currently functioning manually from the data Delect is collecting; Payroll processing and accounting are to be built. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Future of Product Restaurants and Consumers

Delect provides iPad point-of-sale systems that allows restaurants to manage operations; enable mobile payments; accept orders to go, for delivery, and in-house dining; manage customers; accept reservations; and run marketing campaigns directly to consumers. Delect provides a mobile app that allows consumers to keep track of rewards, loyalty points, and make cashless payments at restaurants, bars, and coffee shops.

For consumers, a single app to:

- Make cashless payments at restaurants, bars, and coffee shops
- Track rewards and loyalty points
- Find restaurants and make reservations

For restaurants, a single platform to:

- Manage operations
- Manage staff, customers, and marketing
- Accept orders to go, for delivery and in-house dining and reservations

Revenue Model

Business Model

$150

Per month
Per restaurant

Future

$500 per month per restaurant.

Delect considers 50¢ per transaction/marketing fee at scale.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Future Go To Market Strategy

1. Direct sales – guerrilla tactic

Current version → 1 sales rep; and 1 sales support rep to support growth.
With current version, 24 restaurants in year 1.

Full POS → 3 sales rep; and 1 sales support rep to support growth.
180 restaurants in year 2.

2. VP of Marketing and Sales

Search Engine Marketing (SEM)
Event marketing
Social media marketing
Industry channels marketing (NRA, FSTEC)

3. Industry expos and channel partners

National Restaurant Association, FSTEC, and Mid-America Restaurant Expo
Delect considers distribution through IngramMicro

Market Opportunity

$42B

Point-of-sale systems market



$4.2B

Mobile point-of-sales systems (mPOS) market

$750MM*

mPOS market Delect can address.

*Assumption is based on 20% restaurant market share capture. Number of restaurants in the US is 620,000. 20% market share is 125,000 restaurants at $6000/year or $500/month model.

$800B Annual restaurant sales transaction in the US. Delect plans to generates 50¢ per transaction.

These statements represent management's estimates based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Source: Grandview Research | Oracle Hospitality

Industry Trend

50%

"...of full service restaurants plan to spend more resources on consumer-facing technology such as Wi-Fi, iPads, tablets, and smartphone apps."

-FOODTECH CONNECT

Competitive Advantage

	Mobile Payment	mPOS (Mobile Point-of-Sale)
Delect	✓	✓
OpenTable	≈	✓
Velocity	✓	✗
GoTab	✓	✗
Revel Systems	✗	✓
NCR	✗	✓
POSitouch	✗	✓
Micros	✗	✓

- Direct restaurants and consumers interaction
- Actionable user data for restaurants
- Location/preference specific notifications to consumers
- Restaurants receive orders for in house dining, to go, and delivery
- Provides restaurants full payroll, employee, and consumer management service

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Team



Serge Amouzou

Co-Founder & CEO

3x founder – one successful exit, University of Maryland, CP



Jeremy Feldman

Co-founder & CTO

B.S. in Electrical Engineering
M.S. in System Engineering, UMD
Worked on projects funded by NASA, NSF, and NIST



Pachy Torresola

COO

Former CIO, Valenti Management (Owner of Chili's and Wendy's franchise in southeast US region)



Anuj Pareek

iOS Engineer

B.S. Computer Science, Virginia Tech
Professional in the field of Artificial Intelligence - Cognitive Architecture



Neil Kempin

Full-stack engineer

Computer Science, NOVA



Tony Marciante

Advisor

Chef, author, 27-year restaurateur

Accelerator VELOCITY ACCELERATOR

Note: Serge Amouzou and Pachy Torresola are the only full-time employees. The rest of the team members are currently working part-time.

Traction & Milestone

Early Beta Restaurants

LOI Received

YTD Revenue: $4,895

Transactions processed: $9900+

314+ active users

* Current version launched in March 2017

The Company has not yet signed agreements with some customer restaurants listed above. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

5 Year P&L/Revenue Forecast

	Year 1 (Conservative)	Year 2	Year 3	Year 4	Year 5
Customers	24	180	468	1188	2268
Revenue *	$20,088.00	$533,587.50	$2,008,000.00	$5,122,440.00	$10,395,540.0
Operational Cost	$324,849.79	$1,714,324.25	22% increase in operational expenses $2,083,480.60	28% increase in operational expenses $2,661,971.75	38% increase in operational expenses $3,672,654.17
Net Profit	$(304,761.75)	$(1,180,736.75)	$(74,680.60)	$2,460,468.25	$6,722,885.84

*Revenue forecasts take into consideration 7% churn. Churn percentage accounts for 17% failure rate of full service restaurants in first year of restaurant operation. Delect anticipates 7% yearly restaurant churn rate.
Reference: https://www.forbes.com/sites/modeledbehavior/2017/01/29/no-most-restaurants-dont-fail-in-the-first-year/#9d1611c4fcc2

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Contact

DELECT

"Delect offers attractive alternative to legacy point-of-sale systems"

AL.com

EXHIBIT E

Video Transcript

Video Script:

Cesecha Urban Kitchen: We are a restaurant by railroad port on the corner of 1st Avenue and 80th street. We serve Latin style street food cooked in a southern way. So we do a we do a southern cooking twist on a lot of popular Latin street foods we have street corn and we do street tacos the way you would find them in tacos vendor on the street. We cook exactly the same way. That's a little bit about our restaurant. So delect is a very convenient payment, a very convenient method of payment. Our customers love it because they can pay right from their fund. They can also earn rewards through Delect. It allows us to reach out to our customers and let them know if we are having an event. Delect is very streamlined very easy to use. It didn't take a lot of training for my staff to learn how to use it. It integrated very well with the system we already had in place. I also like the customer service with Delect. Very one-on-one. Anytime I had questions, my questions were answered immediately. Delect has done a great job custom tailoring. So we are in an apartment building. Delect allows us to deliver in the building. They can call in for an order and pay by their phone. Press a button on the phone and we can deliver.